EXHIBIT 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928 and Note Stock Codes: 5140, 5141, 5142)

INTERIM DIVIDEND
AND
CLOSURE OF REGISTER OF MEMBERS
The board of directors (the “Board”) of Sands China Ltd. (the “Company”) has today resolved to declare an interim dividend of HK$0.99 per share (the “Interim Dividend”) payable to shareholders of the Company whose names appear on the register of members of the Company on Monday, February 4, 2019. It is expected that the Interim Dividend will be paid on Friday, February 22, 2019.
The register of members of the Company will be closed, for the purpose of determining the identity of shareholders who are entitled to the Interim Dividend, on Monday, February 4, 2019, on which date no transfer of shares of the Company will be registered.
In order to qualify for the Interim Dividend, all duly completed and signed transfer documents accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. (Hong Kong time) on Friday, February 1, 2019.

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, January 18, 2019

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Sheldon Gary Adelson
Wong Ying Wai

Non-Executive Directors:
Robert Glen Goldstein
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.

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